

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2023

Xianfeng Yang
Chief Executive Officer
BIT Mining Ltd
Units 813 &815, Level 8, Core F, Cyberport 3
100 Cyberport Road
Hong Kong

> **Re: BIT Mining Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed April 7, 2022**
> **File No. 001-36206**

Dear Xianfeng Yang:

We have reviewed your December 30, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 15, 2022 letter.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 8. Financial Information
Note 2. Summary of Significant Accounting Policies, page F-15

1. We note your response to prior comment 4. Please tell the consideration given to acquire the USDT that is used to pay certain expenses and acquire certain intangible assets. To the extent you purchase USDT in exchange for cryptocurrency assets held, tell us how you consider any difference between the fair value of the cryptocurrency used to purchase the USDT and its carrying value at the time of purchase in determining whether a gain or loss should be recognized. In this regard, clarify whether the gain on disposal of cryptocurrencies in fiscal 2021 relates to the purchase of USDT to pay expenses and acquire assets.

Cryptocurrency Assets, page F-18

2.   Your response to prior comment 5 continues to make conflicting representations. In this regard, you state that in determining if an impairment has occurred under ASC 350, you consider the "lowest quoted price of one unit of cryptocurrency asset since acquiring the cryptocurrency asset" but you also state that in practice you measure fair value of your cryptocurrency assets using the quoted price at 0:00 UTC.   Please confirm that you recognize impairment whenever carrying value exceeds fair value. Also clarify whether you use the lowest fair value during the reporting period to measure such impairment. If you use a different fair value, such as the fair value at 0:00 UTC, please correct your policy to comply with ASC 350-30-35-19 and tell us whether such correction was material to any historical period presented.

Revenue Recognition
Mining Pool Services, page F-24

3.   You state in your response to prior comment 9 and in your proposed revised disclosures in prior comment 11 that revenue is measured at the fair value of rewards using the quoted price of the related cryptocurrency at contract inception. However, you also state that in practice you use the price of cryptocurrency at 0:00 UTC each day to measure such fair value, which does not comply with ASC 606-10-32-21. Please correct your policy to comply with GAAP and ensure that your disclosures appropriately convey at what point you measure the fair value of the noncash consideration.

4.   In your proposed disclosure revisions under prior comment 11 you state that "revenue is recognized at the point when the block validation is successfully completed and the Group has received the rewards." Please clarify whether you receive the rewards at the time the block is validated and revise your disclosures accordingly.

        You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Kathleen Collins, Accounting Branch Chief at 202-551-3499 if you have questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Yi Gao